FIRST AMENDMENT
                                    TO THE
                               RIGHTS AGREEMENT


          AMENDMENT dated as of May 11, 1999 to the Rights Agreement dated as of January 15, 1998 (the "Rights Agreement") between TCA Cable TV, Inc. (the "Company") and ChaseMellon Shareholder Services, L.L.C., as rights agent (the "Rights Agent").

          Pursuant to the terms of the Rights Agreement and in accordance with Section 27 thereof, the following actions are hereby taken:

1.  Amendment to Rights Agreement.  The Rights Agreement is amended by:

          (a) deleting from Section 1 the period at the end of the first sentence of the definition of "Acquiring Person" and adding the following text "; provided, however, that Cox Communications, Inc. ("Cox") shall not be or become an Acquiring Person solely as a result of the approval, execution or delivery of (I) the Agreement and Plan of Merger (the "Merger Agreement") dated as of May ___, 1999 among the Company, Cox and a subsidiary of Cox or (II) the Voting Agreement (the "Voting Agreement"), dated as of May ___, 1999 between the Company, Cox and certain shareholders of the Company, or the consummation of the transactions contemplated by the Merger Agreement and the Voting Agreement.";

          (b)  by adding a new Section 34 as follows:

          "Section 34. Merger with Cox. Notwithstanding any provision herein to the contrary, (a) neither Cox nor any of its wholly-owned subsidiaries shall be considered an Acquiring Person under this Rights Agreement, no Distribution Date or Stock Acquisition Date shall occur, and no Rights shall be exercisable pursuant to Section 7, Section 11,
     Section 13 or any other provision hereof, solely as a result of the approval, execution or delivery of the Merger Agreement or the Voting Agreement or the consummation of the transactions contemplated thereby.";

          (c)  by deleting the following from Section 2:

     "and the holders of the Rights (who, in accordance with Section 3 hereof, shall prior to the Distribution Date also be holders of Common Stock)"; and

          (d)  by adding a new clause (c) to Section 18 as follows:

          "(c) Anything to the contrary notwithstanding, in no event shall the Rights Agent be liable for special, punitive, indirect,
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     consequential or incidental loss or damage of any kind whatsoever
     (including but not limited to lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damage."

2. Full Force and Effect. Except as expressly amended hereby, the Rights Agreement shall continue in full force and effect in accordance with the provisions thereof on the date hereof.

3. Governing Law. This Amendment shall be governed by and construed in accordance with the law of the State of Texas applicable to contracts to be made and performed entirely within such State.





































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          IN WITNESS WHEREOF, the Company and the Rights Agent have caused this Amendment to be duly executed as of the day and year first written above.

                                    TCA CABLE TV, INC.

                                    By: ___________________________________
                                        Name:
                                        Title:


                                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.


                                    By: ____________________________________
                                        Name:
                                        Title: